

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 19, 2008

<u>Via U S Mail and FAX [+81-3-5482-9680]</u>

Masahiro Osawa
Managing Director
Group Executive of Finance and Accounting Headquarters
Canon Inc.
30-2, Shimomaruko 3-chome
Ohta-ku, Tokyo 146-8501
Japan

> **Re:** **Canon Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **File No. 1-15122**

Dear Mr. Osawa:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant